SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

______________

ENGELHARD CORPORATION

(Name of Subject Company)

IRON ACQUISITION CORPORATION

an indirect wholly owned subsidiary of

BASF AKTIENGESELLSCHAFT

(Names of Filing Persons - Offeror)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

292845104

(CUSIP Number of Class of Securities)

Hans-Ulrich Engel

Iron Acquisition Corporation

100 Campus Drive
Florham Park, NJ  07932
(973) 245-6000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

______________

Copy to:

Dr. Joerg Buchmueller BASF Aktiengesellschaft 67056 Ludwigshafen Germany (+49 621) 604-8230	Peter D. Lyons, Esq. Clare O’Brien, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$4,840,441,343.00	$517,927.22

*                 Estimated for purposes of calculating the amount of the filing fee only.  Calculated by multiplying $37.00, the per share tender offer price, by 130,822,739 the sum of (i) the 119,906,559 outstanding shares of Common Stock as of October 31, 2005 (according to the Quarterly Report on Form 10-Q for the period ended September 30, 2005 filed by Engelhard Corporation), and (ii) the 10,916,180 shares of Common Stock subject to outstanding options and stock units as of December 31, 2004 (according to the Annual Report on Form 10-K for the period ended December 31, 2004 filed by Engelhard Corporation).

**          Calculated as 0.0107% of the transaction value.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid:            $517,927.22            Filing Party:           Iron Acquisition Corporation

                        Form or Registration No.:           Schedule TO         Date Filed:             January 9, 2006

                        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                        Check the appropriate boxes to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

                        Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on January 9, 2006, as amended by Amendment No. 1 filed on January 18, 2006, Amendment No. 2 filed on January 20, 2006, Amendment No. 3 filed on January 24, 2006, and Amendment No. 4 filed on January 27, 2006 (as so amended, the “Schedule TO”) by Iron Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of BASF Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“Parent”).  The Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), of Engelhard Corporation, a Delaware corporation (the “Company”), and the associated Series A Junior Participating Preferred Stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent  (the “Rights Agreement”), for $37.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2006 (the “Offer to Purchase”).  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 11. Additional Information.

                Item 11 of the Schedule TO is hereby amended and supplemented as follows:

“Parent and Purchaser today filed a preliminary proxy statement with the Securities and Exchange Commission with respect to its nomination of Mr. Julian A. Brodsky and Mr. John C. Linehan for election to the Board of Directors of the Company at the 2006 annual meeting of the Company’s stockholders.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2006

IRON ACQUISITION CORPORATION

By:	/s/ Hans-Ulrich Engel
Name: Hans-Ulrich Engel
Title: President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2006

BASF AKTIENGESELLSCHAFT

By:	/s/ Dr. Juergen Hambrecht
Name: Dr. Juergen Hambrecht
Title: Chairman of the Board of Executive Directors

By:	/s/ Dr. Kurt Bock
Name: Dr. Kurt Bock
Title: Member of the Board of Executive Directors